January 7, 2011

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Hudson Technologies, Inc. (the "Registrant" or "Company")

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

File No. 1- 13412

Dear Mr. Decker:

The Registrant is responding to the comments contained in your letter dated December 23, 2010 regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Form 10-K"). We have numbered the responses contained herein to correspond to the comments contained in the comment letter. As noted, where applicable, the Company intends to comply with the Staff's comments in its future filings.

Item No. Response

1. The requested Tandy Letter language is set forth below following our responses to the specific comments in the December 23, 2010 letter.

2. The Company will disclose in the 2010 Form 10-K that the Company was in compliance with all debt covenants as of December 31, 2010 and 2009, and that the Company believes it is reasonably likely that Company will continue to be in compliance with all debt covenants in the foreseeable future. Additionally, in the 2010 Form 10-K the Company will discuss the cause of covenant violations that occurred for the quarters ended June 30, 2009 and March 31, 2010, and the terms of the covenant waivers obtained. The Company will also disclose in all future filings commencing with the 2010 Form 10-K whether it was in compliance with its debt covenants as well as the specific terms of any financial debt covenant and an indication as to whether or not it is reasonably likely to be in compliance with all financial debt covenants for the foreseeable future. The proposed disclosure in the 2010 Form 10-K, in substantial form, follows:

"The Facility contains three financial covenants: (a) minimum EBITDA; (b) minimum Tangible Net Worth; and (c) maximum Capital Expenditures.

    EBITDA, which represents a non-GAAP measurement of certain financial results, is defined in the Facility as income before interest expense, taxes, depreciation, amortization, and other non-cash expenses ("Adjusted EBITDA"). The Adjusted EBITDA is calculated quarterly on a rolling 12 months basis.

    Tangible Net Worth is calculated quarterly and is defined as total assets less intangible assets, less total liabilities.

    Capital Expenditures are compared quarterly on a YTD basis to an annual cap set forth in the Facility.

As of December 31, 2010 and December 31, 2009, the Company was in compliance with these covenants and all other covenants in the Facility, and the Company believes that it is reasonably likely that, in the foreseeable future, the Company will continue to be in compliance with all covenants in the Facility.

For the fiscal quarter ended June 30, 2009, the Company obtained a covenant waiver for a violation of the Adjusted EBITDA covenant. The violation occurred primarily because of the adverse impact on our results of operations during the quarter ended June 30, 2009 from the severe downturn in the economy that began in late 2008. Additionally, our second quarter of 2009 operating results were also unfavorably impacted by unseasonably cool weather in the geographic areas where we conduct our business. The combination of these two factors negatively impacted our operating results due to decreased demand for certain refrigerants as well as a decrease in the price of certain refrigerants.

Adjusted EBITDA is calculated on a cumulative rolling twelve month basis, and the Adjusted EBITDA calculation as of June 30, 2009 included the quarters ended September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009. Based on this calculation, the Company's Adjusted EBITDA as of June 30, 2009 was $815,000, versus $2,100,000 as required by the covenant in the Facility. The comparison of actual Adjusted EBITDA versus the Adjusted EBITDA required by the covenant in the Facility at the end of each of the quarters included in the June 30, 2009 calculation is presented below:

As Of:	9/30/08	12/31/08	3/31/09	6/30/09
Covenant Amount of
Adjusted EBITDA	$1.9M	$1.9M	$1.9M	$2.1M

Actual Amount of
Adjusted EBITDA	$6.3M	$6.1M	$4.0M	$815K

Following the waiver of the Adjusted EBITDA violation as of June 30, 2009, the Facility was amended on August 13, 2009, which amendment, among other things, reset the Adjusted EBITDA covenant in the Facility on a forward looking basis to the following levels:

Fiscal Quarter Ending	Amount

September 30, 2009	($150,000)
December 31, 2009	($800,000)
March 31, 2010	($400,000)
June 30, 2010	$900,000
September 30, 2010	$1,460,000
December 31, 2010	$1,600,000
March 31, 2011	$1,900,000

For the fiscal quarter ended March 31, 2010, the Company obtained a covenant waiver for a violation of the Adjusted EBITDA covenant. The quarter ended March 31, 2010 was negatively affected by a slower than expected recovery from the economic downturn that began in 2008, as we did not experience an appreciable improvement in our operations until March 2010.

The Adjusted EBITDA calculation as of March 31, 2010 included the quarters ended September 30, 2009, December 31, 2009 and March 31, 2010. Based on this calculation, the Company's Adjusted EBITDA as of March 31, 2010 was ($582,000), versus ($400,000) as required by the covenant in the Facility. The comparison of actual Adjusted EBITDA versus the Adjusted EBITDA required by the covenant in the Facility at the end of each of the quarters included in the March 31, 2010 calculation is presented below:

As Of:	9/30/09	12/31/09	3/31/10
Covenant Amount of
Adjusted EBITDA	($150K)	($800K)	($400K)

Actual Amount of
Adjusted EBITDA	($118K)	($652K)	($582K)

Following the waiver of the Adjusted EBITDA violation as of March 31, 2010, the Facility was amended on April 28, 2010, which amendment, among other things, reset the Adjusted EBITDA covenant in the Facility on a forward looking basis to the following levels:

Fiscal Quarter Ending	Amount

June 30, 2010	$713,000
September 30, 2010	$1,330,000
December 31, 2010	$1,116,000
March 31, 2011	$1,259,000
June 30, 2011	$1,781,000"

In addition to the foregoing disclosure, the Company's 2010 Form 10-K will also provide a comparison of the Company's actual Adjusted EBITDA as of December 31, 2010 to the Adjusted EBITDA required by the covenants in the Facility similar to the comparison provided above for the prior periods.

3. The separate agreements with certain Linde affiliate companies covering the United Kingdom and the Republic of South America, were not believed by the Company to be material contracts at the time of entry, have not become and are not now material contracts, and are not expected to become material contracts. Based upon our initial discussions with the Linde Group (formerly the BOC Group), and the initial revenue projections provided by the Linde Group at the inception of these agreements, we anticipated that each of the agreements with the Linde affiliates would eventually generate significant revenues for the Company, and that the relationship with the Linde Group would also expand into additional countries. However, the relationship with the Linde Group never expanded beyond the original two contracts, and neither of the Linde affiliates achieved any of the initial projections in those two geographies. The Company's combined annual revenues from these contracts have never exceeded $350,000, or l % of revenues, and typically the combined average revenues have been under $200,000 per annum. Each of these agreements is scheduled to expire in 2012 and we do not anticipate any significant growth in revenues from either agreement during the balance of the contract. The Company will, commencing with the 2010 Form 10-K, provide additional disclosure in its future filings that will address the lack of materiality of these agreements.

The strategic alliance agreement with EOS Climate, Inc. ("EOS"), was not believed by the Company to be a material contract at the time of entry, has not become and is not now a material contract. EOS is essentially a start up company with a business model that is largely dependent on various state and federal legislation and regulations that either have not been enacted or have not been fully implemented. We do believe that this agreement has the potential to develop into an agreement that could be material to our business, particularly if various state and federal legislation and regulations are passed to expand the markets for the services provided by EOS. However, to date, the Company's revenues generated by the agreement have not been material to the Company's financial performance and are not currently expected to be material in the foreseeable future. In the event that the business generated by this agreement becomes material to our financial performance in future periods, or at such time that the Company believes that it is reasonably likely that the business generated by the agreement will become material to our financial performance, the Company will revise its disclosures accordingly and will timely file the agreement with EOS. The Company will, commencing with the 2010 Form 10-K, provide additional disclosure in its future filings, where applicable, that will address the potential importance of this agreement to the Company consistent with the foregoing.

In connection with the foregoing responses of the Company to the comments in your December 23, 2010 letter, and the responses of the Company in its December 15, 2010 letter responding to the comments in your December 3, 2010 letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and other filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and other filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

We hope that these responses are satisfactory. If you have any questions, please call me at (845) 735-6000 ext. 6015.

Sincerely,

/s/ James R. Buscemi

James R. Buscemi,

Chief Financial Officer